UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*


                       Mace Security International, Inc.
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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)


                                  554-335-109
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                                 (CUSIP Number)

                       Jon E. Goodrich, CEO and President
                       MACE SECURITY INTERNATIONAL, INC.
                               160 Belmont Avenue
                              Bennington, VT 05201
                                 (802) 442-1504
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 14, 1997
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 554-335-109
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Jon E. Goodrich
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2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      N/A
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      U.S.A.
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                  7     Sole Voting Power
  Number of
   Shares               859,246
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,970,388
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        859,246
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,970,388
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,829,634
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      55.3%
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14    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 amends Items 2, 5 and 6 of the reporting person's
Schedule 13D, as amended. All capitalized terms shall have the meaning assigned to them in prior filings.

      Item 2. Identify and Background

      Item 2 is hereby amended as follows:

      Mr. Goodrich resigned as Chairman of the Registrant's Board in connection with his appointment, on March 14, 1997, as President and CEO of the Registrant.

      Item 5. Interest in Securities of the Issuer.

      Item 5 is amended by correcting the number of shares Mr. Goodrich owns (the correct number is 2,659,246 rather than 2,634,246). The reporting person inaccurately reported his holdings.

      Item 5 is restated in its entirety, as corrected, as follows:

      (a) Mr. Goodrich owns 2,659,246 shares of the Company's common stock. Currently, there are 6,825,000 shares of the Company's common stock, par value $.01 per share, issued and outstanding.

      (b) & (c) On January 9, 1997, Mr. Goodrich purchased 640,000 shares of common stock of the Company, par value $.0l per share, from Mr. Gould in a private transaction. As a result, Mr. Goodrich continues to hold 2,659,246 shares of the Company's common stock.

      Also on the same date, Mr. Goodrich entered into the Agreement with Mr. Gould and Mr. Brown (See Item 6).

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item No. 6 is amended as follows:

      Pursuant to the provisions of the Agreement, Mr. Gould has requested that 100,000 shares of his shares be withdrawn from the Agreement and Mr. Goodrich has requsted that 600,000 of his shares be withdrawn from the Agreement. One million of his shares remain covered by the Agreement. No further action must be taken to affect the withdrawal. Consequently, the number of shares (including options exercisable within 60 days) subject to the Agreement is 2,970,388.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 30, 1997                         /s/ Jon E. Goodrich
                                          -------------------------------
                                                JON E. GOODRICH